

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

November 21, 2008

Mr. Alan Kestenbaum, Executive Chairman
Globe Specialty Metals, Inc.
One Penn Plaza
250 West 34th Street, Suite 2514
New York, NY   10119

> **Re:    Globe Specialty Metals, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 4, 2008**
> **File No. 333-152513**

Dear Mr. Kestenbaum:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.    Numerous blanks remain throughout your registration statement. We will need sufficient time to review all new exhibits and new disclosure, including changes to the Use of Proceeds section and any text you add in response to prior comments 35 and 36. We may have additional comments.

Prospectus Summary, page 1

Overview, page 1

2.      We note your disclosure that the increase in silicon metal and silicon-based alloy
        prices have provided for significant revenue growth and increased profitability.
        Please expand this disclosure to address the impact worldwide economic
        conditions, which you address beginning on page three, are expected to have on
        these prices and the related growth in revenue and profitability.

Our Business, page 3

3.      We note your partial response to our previous comment 6.  Please file via
        EDGAR the portion of the response you provided to us supplementally.  Also file
        as exhibits all required Rule 436(a) consents, including the consent from CRU
        International Limited.

4.      We note the new disclosure regarding your plans to open a new facility for Solsil
        in Ohio.  Please provide a timeline for construction of such plant, including when
        you expect the plant to be operational.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 32

Net Sales, page 36

5.      We note your disclosure under this heading that "The timing of the acquisitions of
        GMI, SG and Globe Metais during fiscal year 2007 resulted in incremental sales
        of approximately $77,300,000, $14,900,000, and $42,800,000, respectively, in the
        fiscal year ended June 30, 2008, based on the annualized post-acquisition 2007
        period."  Please expand your disclosure to clarify your use of the phrase
        'annualized post-acquisition 2007 period.'

GSM (Successor) Fiscal Year Ended June 30, 2007 vs. GSM (Predecessor) Fiscal Year Ended June 30, 2006, page 37

6.	We note your response to prior comments 20 and 21.  Please modify your discussion of the comparison of the results of operations of the successor as compared to the predecessor to items that were not impacted by the change in basis or change in management, such as direct revenues and direct operating expenses and other operating information.  Please also consider supplementing your discussion of historical results of operations with pro forma results.  Refer to Document C to the April 9, 2008, as amended June 9, 2008, SEC Regulations Committee which can be located on their website at:

> http://www.thecaq.org/resources/secregs/pdfs/discussdocs/Discussion_Document_C_04092008_Joint_Meeting.pdf.

Business, page 55

7.	We note your inclusion of a measure for Average cost per MT ($/MT) over the last six quarters and your related footnote item (b) indicating "Cost per MT excludes depreciation and amortization and is net of by-product sales."  Please modify your presentation to include inventoriable costs of assets incident to or necessary for production or manufacturing, including applicable depreciation, depletion and amortization, or explain to us why it is appropriate to disclose this measure in your filing.  If you determine it is appropriate to disclose this measure, please revise your caption to refer to this measure in a manner that more clearly explains how it is calculated and include all disclosures required by Question 8 of the Division of Corporation Finance's June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, located at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Certain Relationships and Related Party Transactions, page 87

8.	We note our previous comment 33.  Please briefly explain why the silicon metal supply agreement, operations agreement and facility site lease with Solsil are not filed as exhibits to your registration statement.

9.	Explain why you deleted any reference to Norchem in this section and identify the Norchem President who owns the other 50% of Norchem, if such person is a related party.

15) Commitments and Contingencies, page F-31

(i) Joint Development Supply Agreement, page F-33

10.     You disclose under this heading "As part of this agreement, BP Solar paid Solsil $10,000 as an advance for research and development services and facilities construction. A portion of this amount would be refundable to BP Solar if the Company fails to perform under certain terms of the agreement.  No revenue associated with this agreement has been recognized in earnings as of June 30, 2008."  Please add an accounting policy footnote to explain how you will account for the transactions associated with the joint development supply agreement with BP Solar and cite the specific accounting literature you intend to rely upon, if applicable.

(18) Share-Based Compensation, page F-36

11.     We note your disclosure on page F-38 that "For the years ended June 30, 2008 and 2007, share-based compensation expense was $8,176 ($2,903 after tax) and $512 ($312 after tax), respectively."  Based on this statement, please tell us why you have reflected the sum of these two fiscal periods, totaling $8,688 as one line item in the Consolidated Statements of Changes in Stockholders' Equity for the fiscal year ended June 30, 2008.

Exhibit List, page II-3

12.     We note the additional exhibits 10.10 and 10.11.  Please revise your description of such promissory notes to include for each the name of the parties and the date of execution.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer O'Brien at (202) 551-3721 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.  Please contact John Madison at (202) 551-3296 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director


cc: J. O'Brien
    J. Davis
    J. Madison

    Via Facsimile:
    Jeffrey E. Jordan, Esq.
    (202) 857-6395